Exhibit 2

Management's Discussion & Analysis

SCARLET IBIS

20

Management’s Discussion & Analysis
New to our fl eet in 2004, the 47,000 dwt Scarlet Ibis approaches the pier in the port of Rotterdam to discharge a full cargo of methanol.
20

22 Overview 50 New Canadian Accounting Standards
24 Our Strategy Adopted in 2005
31 How We Analyze Our Business 50 Anticipated Changes to Canadian Generally
32 Financial Highlights Accepted Accounting Principles
33 Production Summary 50 Supplemental Non-GAAP Measures
34 Results of Operations 52 Quarterly Financial Data (Unaudited)
38 Liquidity & Capital Resources 52 Selected Annual Information
42 Risk Factors & Risk Management 52 Controls and Procedures
48 Outlook 53 Forward-Looking Statements
49 Critical Accounting Estimates
This Management’s Discussion and Analysis is dated March 7, 2006 and should be read in conjunction with our consolidated fi nancial statements and the accompanying notes for the year ended December 31, 2005. Our consolidated fi nancial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). We use the United States dollar as our reporting currency. Except where otherwise noted, all dollar amounts are stated in United States dollars.
Canadian GAAP differs in some respects from accounting principles generally accepted in the United States (US GAAP). Signifi cant differences between Canadian GAAP and US GAAP are described in note 18 to our consolidated fi nancial statements.
At March 7, 2006 we had 111,482,003 common shares issued and outstanding and stock options exercisable for 1,077,314 additional common shares.
Additional information relating to Methanex, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
21

2005 Management’s Discussion & Analysis
Overview
Methanex is the world’s largest producer and marketer of methanol. Our low cost production hubs in Chile and Trinidad have an annual production capacity of 5.8 million tonnes and represent over 90% of our current annual production capacity. In addition to the methanol we produce, we currently source under contract approximately one million tonnes annually of methanol produced by others and we purchase methanol on the spot market when needed to meet customer requirements and support our marketing efforts. Our total sales volumes in 2005 were 7.1 million tonnes representing approximately 20% of estimated global demand for methanol. We believe our global positioning, including our extensive network of storage terminals and expertise in the global distribution of methanol, is a competitive advantage.
Methanol is a chemical produced primarily from natural gas. Approximately 80% of all methanol is used in the production of formaldehyde, acetic acid and a variety of other chemicals for which demand is infl uenced by levels of global economic activity. These derivatives are used to manufacture a wide range of products including building materials, foams, resins and plastics. The remainder of methanol demand comes from the fuel sector, principally to produce the gasoline component MTBE, for which demand is driven by demand for high-octane clean-burning gasoline components and levels of gasoline demand. Due to the diversity of the end-products in which methanol is used, demand for methanol is infl uenced by a broad range of economic, industrial and environmental factors. The global demand for methanol in 2005 is estimated at approximately 35 million tonnes.
Our largest methanol tanker, the 100,000 dwt Millennium Explorer, proceeding to the berth to discharge its methanol cargo at our storage terminal in the port of Yeosu, Korea.
22

Trinidad
New Zealand
Chile
MILLENNIUM EXPLORER
NO SMOKING

▭▭▭▭ flexible asset

23

Trinidad
New Zealand
Chile
Methanex’s main shipping routes from its global production facilities flexible asset
23

2005 Management’s Discussion & Analysis
Our Strategy
Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to our customers. The key elements of our strategy are low cost, global leadership and operational excellence.
low cost
operational global excellence leadership
Loading equipment at the port of Yeosu, Korea, including methanol discharge hoses (in the foreground).
24

25

2005 Management’s Discussion & Analysis
low cost
operational global excellence leadership
Crew on the deck of our Millennium Explorer preparing to connect methanol discharge hoses at the port of Yeosu.
26

Low Cost
Maintaining a low cost structure is an important element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to all business decisions is guided by our drive to maintain and enhance our low cost structure. The most signifi cant components of our costs are natural gas for feedstock and the distribution costs associated with delivering methanol to customers.
Natural gas is the primary feedstock at our methanol production facilities. An important element of our strategy is to ensure long-term security of low cost natural gas supply. Over time we have been reducing our reliance on North American production, where natural gas is purchased on a short-term basis and prices are extremely volatile, by selecting locations for new facilities where we can purchase natural gas through long-term contracts. With the permanent closure of our Kitimat facility in 2005, we have eliminated our exposure to high cost North American natural gas feedstock.
Our low cost production hubs in Chile and Trinidad have an annual production capacity of 5.8 million tonnes and represent over 90% of our current annual production capacity. These facilities are underpinned by long-term low cost take-or-pay natural gas purchase agreements with pricing terms that vary with methanol prices. This pricing relationship enables these facilities to be competitive throughout the methanol price cycle.
During 2005, we completed the construction of Chile IV, an 840,000 tonne per year expansion to our production hub in Chile. The start-up of Chile IV increases our total annual production capacity in Chile to 3.8 million tonnes. The strategic location of our Chile production hub allows us to deliver methanol cost-effectively to Asia Pacifi c, Europe, North America and Latin America.
Over the last three years we have developed a production hub in Trinidad with convenient access to methanol markets in North America and Europe. In 2003, we acquired a 100% interest in the 850,000 tonne per year Titan methanol facility. In 2004, the 1.7 million tonne per year Atlas methanol facility commenced production. We have a 63.1% joint venture interest in Atlas and market 100% of its production. Including our proportionate share of Atlas, our Trinidad production hub represents about two million tonnes of annual low cost production capacity.
The cost to distribute methanol from our production facilities to our customers is also a signifi cant component of our operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to reduce these costs. We seek to use larger vessels where possible and to maximize the use of our shipping fl eet in order to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of our ocean vessel contracts. We are continuously investigating opportunities to further improve the effi ciency and cost-effectiveness of distributing methanol from our production facilities to our customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce our distribution costs.
27

2005 Management’s Discussion & Analysis
Global Leadership
We are the largest supplier of methanol to the major international markets of North America, Asia Pacifi c and Europe, as well as Latin America. Our expertise in the global distribution of methanol enables us to enhance value by providing security of supply to our customers. Leadership has also allowed us to play a role in industry pricing by establishing published Methanex reference prices in each major market.
During 2005, we made several enhancements to our extensive global marketing and distribution system in Asia. We increased our in-market storage capacity by expanding our Korean terminal to 155,000 tonnes and we leased additional terminal capacity in China to further improve our distribution network in this region. The expansion of our Korean terminal improves the cost-effectiveness of distributing methanol from our production facilities in Chile to our customers in Asia through the use of larger vessels. We relocated our Asia Pacifi c marketing and logistics offi ce from Auckland, New Zealand to Hong Kong and we have added staff to our offi ce in Shanghai to enhance our customer service and industry leadership in this region.
We also made key strategic decisions during 2005 in North America. To eliminate our exposure to high cost North American natural gas feedstock, we permanently closed our Kitimat production facility and converted the site into a terminal for storing and transporting methanol as well as other products. The Kitimat site is ideally located to cost-effectively supply methanol from our low cost facilities to customers in the Pacifi c Northwest. We also entered into an agreement with EnCana for their use of the Kitimat site as a condensate terminal operation.
We are actively investigating options for supplying the expanding Asia Pacifi c markets over the long term and are proposing to build a 1.3 million tonne per year methanol facility in Egypt. We have established a joint venture company with Egyptian Petrochemicals Holding Company, an Egyptian state-owned company responsible for developing the petrochemical industry in Egypt. Methanex would have a majority ownership and would market the methanol produced by this facility. We have also agreed with the Egyptian Natural Gas Holding Company, the Egyptian state-owned supplier of natural gas to the project, on the key commercial terms for gas supply. We expect to be in a position to make a fi nal investment decision concerning this project in late 2006.
Methanol is discharged from our Millennium Explorer through large fl exible hoses. The Millennium Explorer requires approximately 34 hours to discharge a full cargo of methanol into our storage tanks at the port of Yeosu, Korea.
28

low cost
operational excellence
global leadership

29

low cost
operational global excellence leadership
29

2005 Management’s Discussion & Analysis
Operational Excellence
We maintain a focus on operational excellence in all aspects of our business. This includes excellence in our manufacturing and distribution processes, human resources, corporate governance practices and fi nancial management.
In order to differentiate ourselves from our competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to our customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. In part due to our commitment to Responsible Care, a risk minimization approach developed by the Canadian Chemical Producers’ Association, we believe we have reduced the likelihood of unplanned shutdowns and lost-time incidents and have achieved an excellent overall environmental and safety record.
In 2005, we formally adopted a policy on Corporate Social Responsibility (CSR) as a natural extension of our Responsible Care ethic. Our CSR policy encompasses corporate governance, employee engagement and development, community involvement, social investment and many other activities that have long been a part of our culture.
We operate in a highly competitive and cyclical industry. Accordingly, we believe it is important to maintain fi nancial fl exibility throughout the methanol price cycle and we have adopted a prudent approach to fi nancial management. Where there are opportunities to grow our position in the methanol industry we apply a disciplined approach, which includes minimum target return criteria. We also believe that it is prudent to maintain a conservative balance sheet and we have established a track record of returning excess cash to shareholders.
low cost
operational global excellence leadership
A view of the port of Yeosu, Korea, from the bridge wing of our Millennium Explorer.
30

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures on page 50 for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Produced Methanol
The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. We provide separate discussion of the changes in Adjusted EBITDA related to our core Chile and Trinidad production hubs and the changes in Adjusted EBITDA related to our Kitimat and New Zealand facilities.
Our low cost production hubs in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements and the operating results for these facilities represent a substantial portion of our Adjusted EBITDA. Accordingly, in our analysis of Adjusted EBITDA for our facilities in Chile and Trinidad we separately discuss the impact of changes in average realized price, sales volume and cash costs.
Our facilities in Kitimat and New Zealand incur higher production costs and their operating results represent a smaller proportion of our Adjusted EBITDA. To eliminate our exposure to high cost North American natural gas feedstock, we permanently closed our Kitimat production facility on November 1, 2005. Our 530,000 tonne per year Waitara Valley facility in New Zealand has been positioned as a flexible production asset. The impact of changes in average realized price, sales volume and cash costs on the Adjusted EBITDA for our Kitimat and New Zealand facilities has been combined and presented as the change in cash margin.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

CASH COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of methanol produced at our Chile and Trinidad facilities.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne.
Purchased Methanol
The analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis, because the cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase.
METHANEX 2005      31

2005 Management’s Discussion & Analysis
FINANCIAL HIGHLIGHTS

($ MILLIONS, EXCEPT AS NOTED)	2005	2004

Sales volumes (thousands of tonnes)
Company produced
Chile and Trinidad	4,553	3,777
Kitimat and New Zealand	788	1,521

	5,341	5,298
Purchased methanol	1,174	1,960
Commission sales[1]	537	169

	7,052	7,427
Average realized price ($ per tonne)[2]	254	237
Methanex average non-discounted published reference price ($ per tonne)[3]	301	266
Consolidated statements of income
Revenue	1,658	1,719
Cost of sales and operating expenses	1,206	1,285

Adjusted EBITDA[4]	452	434
Depreciation and amortization	91	79
Kitimat closure costs	41	—

Operating income	320	355
Interest expense	(42)	(31)
Interest and other income	10	7
Income taxes	(122)	(95)

Net income	166	236
Income before unusual items (after-tax)[5]	224	236
Basic net income per share	1.41	1.95
Diluted net income per share	1.40	1.92
Diluted income before unusual items (after-tax) per share[5]	1.89	1.92
Cash flows from operating activities[6]	325	372
Common share information (millions of shares):
Weighted average number of common shares outstanding	118	122
Diluted weighted average number of common shares outstanding	118	123
Number of common shares outstanding, end of period	114	120

1	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

2	In 2005, we modified our definition of average realized price to be consistent with our financial statement presentation of revenue. Previously, in-market distribution costs (included in cost of sales and operating expenses) were deducted from revenue when calculating average realized price. Average realized price is now calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol. The average realized price for 2004 has been restated.

3	Represents the average of our non-discounted published reference prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available on our website (www.methanex.com).

4	Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, cash flows related to interest, income taxes, and unusual items. For a reconciliation of cash flows from operating activities to Adjusted EBITDA, refer to Supplemental Non-GAAP Measures on page 50.

5	Income before unusual items (after-tax) and diluted income before unusual items (after-tax) per share differ from the most comparable GAAP measures, net income and diluted net income per share, because certain costs that are considered by management to be non-operational and/or non-recurring have been excluded. For a reconciliation of net income to income before unusual items (after-tax) and the basis for the calculation of diluted income before unusual items (after-tax) per share, refer to Supplemental Non-GAAP Measures on page 50.

6	Before changes in non-cash working capital.
32      METHANEX 2005

PRODUCTION SUMMARY
The following table details the annual operating capacity and production for our facilities that operated in 2005 or 2004:

	ANNUAL
(THOUSANDS OF TONNES)	OPERATING CAPACITY	2005	2004

Chile and Trinidad
Chile I, II, III and IV (Chile)[1]	3,840	3,029	2,692
Atlas (Trinidad) (63.1% interest)[2]	1,073	895	421
Titan (Trinidad)	850	715	740

	5,763	4,639	3,853
Waitara Valley (New Zealand)[3]	530	343	498
Motunui (New Zealand)[4]	—	—	590
Kitimat (Canada)[5]	500	376	486

	6,793	5,358	5,427

1	Annual operating capacity for our facilities in Chile includes the 840,000 tonne Chile IV facility that commenced operations in June 2005. The total operating capacity for our facilities in Chile in 2005, including Chile IV from the date of start-up, was approximately 3.5 million tonnes.

2	The Atlas facility commenced operations in July 2004.

3	We idled the Waitara Valley facility on September 30, 2005.

4	The 1.9 million tonne per year Motunui facility was permanently closed in November 2004 as a result of natural gas supply constraints.

5	We permanently closed the Kitimat methanol facility on November 1, 2005.
Chile
We produced 3.0 million tonnes during 2005 at our production hub in Chile compared with 2.7 million tonnes during 2004. The completion of the 840,000 tonne per year Chile IV methanol facility in 2005 increased our annual low cost production capacity in Chile to 3.8 million tonnes from 3.0 million tonnes.
Approximately 62% of the natural gas for our facilities in Chile is currently sourced from suppliers in Argentina that are affiliates of international oil and gas companies. The remainder is supplied from gas reserves in Chile by Empresa Nacional del Petroleo (ENAP), a Chilean state-owned company.
In 2004 and 2005 our production facilities in Chile were impacted by curtailments of natural gas supply from suppliers in Argentina as a result of the Argentinean government ordering natural gas suppliers to inject additional gas into the local grid during the winter period in the southern hemisphere (May through August). In 2005 we lost approximately 100,000 tonnes of methanol production as a result of these curtailments and in 2004 we lost approximately 50,000 tonnes. We have not had any further production losses due to these curtailments since August 2005. For additional information refer to Risk Factors and Risk Management — Security of Natural Gas Supply and Price on page 45.
In 2005, we completed planned turnarounds for two of our facilities in Chile and this reduced production by approximately 140,000 tonnes. In addition, the gradual start-up of Chile IV during 2005 reduced production for this facility below operating capacity. Excluding the impact of natural gas curtailments, planned turnarounds and reduced production during the Chile IV start-up, our facilities in Chile operated at 98% of capacity during 2005.
METHANEX 2005      33

2005 Management’s Discussion & Analysis
Trinidad
We produced a total of 1.6 million tonnes during 2005 at our facilities in Trinidad compared with 1.2 million tonnes in 2004. The Atlas facility commenced operations in July 2004 and the increase in production from our Trinidad facilities in 2005 is primarily the result of having a full year of operations from this facility. We completed planned turnaround activities at Titan and Atlas during 2005 and this reduced production from these facilities by approximately 90,000 tonnes. We also experienced unplanned shutdowns at these facilities in 2004 and 2005 that reduced production below capacity. Excluding the impact of planned turnarounds, the Trinidad facilities operated at 84% of capacity in 2005 compared with 85% in 2004.
New Zealand and Kitimat
We have positioned the 530,000 tonne per year Waitara Valley plant in New Zealand to be a flexible production asset. During 2005, this facility produced 343,000 tonnes prior to being temporarily idled on September 30, 2005. We restarted this facility in early 2006 and have sufficient contracted natural gas to produce approximately 230,000 tonnes during 2006.
We produced 376,000 tonnes at our Kitimat facility during 2005 before permanently closing this plant on November 1, 2005.
RESULTS OF OPERATIONS
For the year ended December 31, 2005, net income was $166 million compared with $236 million for 2004. Included in 2005 earnings are Kitimat closure costs (before and after-tax) of $41 million and a $17 million charge to future income tax expense related to a retroactive change in tax legislation. Excluding the impact of these unusual items, our income before unusual items (after-tax) in 2005 was $224 million.
Adjusted EBITDA
Our 2005 Adjusted EBITDA was $451.7 million compared with $434.4 million in 2004. The increase in Adjusted EBITDA of $17 million resulted from:

2005 VS. 2004	($ MILLIONS)

Chile and Trinidad
Higher average realized price	79
Higher sales volume of produced methanol	99
Higher cash costs[1]	(58)

120
Lower margin on the sale of purchased methanol	(15)
Lower margin earned from Kitimat and New Zealand facilities	(88)

Increase in Adjusted EBITDA	17

1	Includes cash costs related to methanol produced at our Chile and Trinidad facilities as well as consolidated selling, general and administrative expenses and fixed storage and handling costs.
34     METHANEX 2005

Average Realized Price
2004-2005 METHANEX AVERAGE REALIZED PRICE ($ per tonne)
Tight market conditions as a result of high global energy prices, industry supply constraints and healthy demand have resulted in favourable market conditions and above average methanol prices in 2004 and 2005. Our average realized price for 2005 was $254 per tonne compared with $237 per tonne in 2004. The higher average realized price of produced methanol increased Adjusted EBITDA by $79 million.
We estimate that demand for methanol in 2005 increased by approximately 3% over 2004 to a total of 35 million tonnes. The only world-scale methanol plant capacity additions in 2005 were our 840,000 tonne per year Chile IV facility and the 1.8 million tonne per year MHTL facility in Trinidad. The impact of this new supply was more than offset by supply rationalization during 2005 primarily caused by high global energy prices. As a result, methanol industry fundamentals were positive throughout 2005 and methanol pricing was strong.
The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. We publish non-discounted reference prices for each major methanol market and offer discounts to customers based on various factors. Our average non-discounted published reference price for 2005 was $301 per tonne compared with $266 per tonne in 2004. Our average realized price in 2005 was approximately 15% lower than our average non-discounted published reference price compared with approximately 11% lower for 2004.
To reduce the impact of cyclical pricing on our earnings, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. In 2005, sales under these contracts represented approximately 20% of our total sales volumes. The increase in the discount from our average non-discounted published reference price in 2005 compared with 2004 is primarily the result of higher sales volumes under these long-term contracts in 2005 and higher published reference prices. The discount from our non-discounted published reference prices is expected to narrow during periods of lower pricing. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to managing cash flow and liquidity.
Sales Volume of Produced Methanol
With the addition of Atlas and Chile IV, we have increased our annual low cost production capacity by 1.9 million tonnes since July 2004. As a result, sales volumes of methanol produced at our Chile and Trinidad production facilities in 2005 were higher than 2004 by 776,000 tonnes, increasing Adjusted EBITDA by $99 million.
METHANEX 2005      35

2005 Management’s Discussion & Analysis
Cash Costs
Our cash costs were higher in 2005 compared with 2004 and this decreased Adjusted EBITDA by $58 million. The primary changes in cash costs were as follows:

2005 VS. 2004	($ MILLIONS)

Higher natural gas costs linked to higher methanol prices	(40)
Higher ocean shipping costs	(14)
Higher unabsorbed fixed and maintenance costs	(8)
Other, net	4

(58)

Higher Natural Gas Costs Linked to Higher Methanol Prices
Natural gas supply contracts for our low cost strategic assets in Chile and Trinidad include base and variable price components to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. Higher average methanol prices in 2005 increased our natural gas costs and decreased Adjusted EBITDA by approximately $40 million compared with 2004. For additional information regarding our natural gas agreements refer to Summary of Contractual Obligations and Commercial Commitments — Purchase Obligations on page 40.
Higher Ocean Shipping Costs
The cost to distribute methanol from our production facilities to customers is a significant component of our operating costs. Ocean shipping costs are the most significant component of our distribution costs and we have a dedicated fleet of oceangoing vessels under long-term time charter that contribute to our objective of cost-effectively delivering methanol to our customers. Our ocean shipping costs increased in 2005, primarily due to increased fuel costs resulting from higher global energy prices and an increase in average voyage days due to higher volumes shipped from Chile to Asia. Higher ocean shipping costs in 2005 decreased Adjusted EBITDA by $14 million compared with 2004.
Higher Unabsorbed Fixed and Maintenance Costs
We experienced planned and unplanned outages at our Chile and Trinidad facilities during 2004 and 2005. Higher unabsorbed fixed and maintenance costs in 2005 decreased Adjusted EBITDA by $8 million compared with 2004.
Margin on the Sale of Purchased Methanol
We purchase additional methanol produced by others through long-term offtake contracts or on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. In 2005, we realized a cash margin of $1 million on the resale of 1.2 million tonnes of purchased methanol compared with a cash margin of $16 million on the resale of 2.0 million tonnes in 2004. Methanol prices were increasing during 2004 and as a result we realized holding gains on the resale of purchased methanol. In contrast, methanol prices remained relatively stable during 2005.
Margin Earned from Kitimat and New Zealand Facilities
We idled our Waitara Valley, New Zealand facility on September 30, 2005 due to unfavourable economics and we permanently closed our Kitimat facility on November 1, 2005 to eliminate our exposure to high cost North American natural gas feedstock.
36      METHANEX 2005

Lower cash margins on the sale of methanol produced at our Kitimat and New Zealand facilities decreased Adjusted EBITDA by $88 million for 2005 compared with 2004. Approximately $70 million of this decrease relates to our New Zealand facilities. As a result of natural gas supply constraints in New Zealand we shut down our 1.9 million tonne per year Motunui facility in 2004 and this resulted in lower sales volumes of New Zealand production in 2005. Also, our costs in New Zealand were lower in 2004, primarily as a result of favourable New Zealand dollar foreign currency forward contracts that expired during the third quarter of 2004. The remaining decrease in cash margin relates primarily to higher costs at our Kitimat methanol production facility during 2005.
Depreciation and Amortization
Our depreciation and amortization expense in 2005 was $91 million compared with $79 million in 2004. The increase in depreciation and amortization of $12 million is primarily related to the depreciation of the Atlas methanol facility as a result of a full year of operations at this facility in 2005, and depreciation expense recorded for the Chile IV methanol facility, which began operations during the second quarter of 2005.
Kitimat Closure Costs
During 2005, we permanently closed our Kitimat production facilities and converted the site into a terminal for storing and transporting methanol as well as other products. The total closure costs of $41 million (before and after-tax) include employee severance costs of $13 million and contract termination costs of $28 million. Contract termination costs include costs to terminate a take-or-pay natural gas transportation agreement and an ammonia supply agreement.
We have entered into an agreement with EnCana for their use of the Kitimat site as a condensate terminal operation. Under this agreement, we also have the right to sell to EnCana, and EnCana has the right to purchase, the entire Kitimat site through the exercise of put and call options respectively. If exercised, a sale of this site under the put or call option would allow us to offset some, or possibly all, of the Kitimat closure costs.
Interest Expense

($ MILLIONS)	2005	2004

Interest expense before capitalized interest	49	55
Less capitalized interest	(8)	(24)

	41	31

Our interest expense before capitalized interest in 2005 was $49 million compared with $55 million in 2004. The decrease in interest expense before capitalized interest relates primarily to lower levels of debt during 2005. Interest costs during the construction of Atlas and Chile IV were capitalized to property, plant and equipment. Capitalized interest was $8 million in 2005 compared with $24 million in 2004.
Interest and Other Income
Our interest and other income was $10 million in 2005 compared with $7 million in 2004. The increase in interest and other income relates primarily to a gain of $3 million on the disposition of certain assets in New Zealand.
METHANEX 2005      37

2005 Management’s Discussion & Analysis
Income Taxes
Our effective income tax rate was 42% in 2005 compared with 29% in 2004.
During 2005, the Government of Trinidad introduced new tax legislation retroactive to January 1, 2004. As a result, we recorded a $17 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. Subsequent to December 31, 2005, the Trinidad government passed an amendment to this legislation that changes the retroactive date to January 1, 2005. As a result, we will record a future income tax recovery of $17 million during the first quarter of 2006.
Excluding the Kitimat closure costs and the Trinidad tax adjustment, our effective income tax rate for 2005 was 32% compared with 29% in 2004. Refer to note 12 to our consolidated financial statements for additional information regarding income taxes.
LIQUIDITY & CAPITAL RESOURCES
Cash Flow Highlights

($ MILLIONS)	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Cash flows from operating activities[1]	325	372
Changes in non-cash working capital	38	(39)

	363	333
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt	(258)	(183)
Proceeds on issue of long-term debt	148	15
Payment for shares repurchased	(131)	(86)
Regular dividend payments	(48)	(33)
Proceeds on exercise of stock options	11	45
Other, net	(18)	(7)

	(296)	(249)
CASH FLOWS FROM INVESTING ACTIVITIES
Plant and equipment construction costs	(24)	(134)
Turnarounds, catalyst and other capital expenditures	(64)	(23)
Changes in non-cash working capital related to investing activities	(29)	2
Other, net	(1)	(7)

	(118)	(162)

Decrease in cash and cash equivalents	(51)	(78)
Cash and cash equivalents, end of year	159	210

1	Before changes in non-cash working capital.
38      METHANEX 2005

Cash Flows from Operating Activities
Our cash flows from operating activities before changes in non-cash working capital were $325 million in 2005 compared with $372 million in 2004. During 2005, we made cash payments of $5 million related to the settlement of asset retirement obligations and $11 million related to the redemption of restricted and deferred share units. The remaining changes in cash flows from operating activities before changes in non-cash working capital are the result of changes in the level of earnings.
Our non-cash working capital at December 31, 2005 decreased by $38 million compared with December 31, 2004. The decrease in non-cash working capital relates primarily to the change in accounts payable and accrued liabilities related to the permanent closure of our Kitimat facility. Approximately $6 million of the total Kitimat closure costs were paid during 2005 and the remainder will be paid during the first half of 2006.
Cash Flows from Financing Activities
During 2005, we issued $150 million of 6.00% notes due August 15, 2015. The net proceeds, together with cash on hand, were used to repay $250 million of 7.75% notes at maturity on August 15, 2005. These transactions reduced our long-term debt by $100 million.
Over the past two years we have returned $217 million of cash to shareholders through share repurchases and $81 million through regular quarterly dividend payments.
In 2004, we commenced a normal course issuer bid that expired on May 16, 2005. On May 17, 2005, we commenced a new bid that expires on May 16, 2006. During 2005, we repurchased a total of 7.7 million common shares under these bids at an average price of US$16.97 per share, totaling $131 million. At December 31, 2005, we had repurchased a total of 4.7 million common shares under the current bid. On January 25, 2006, the Board of Directors approved an increase in the maximum allowable number of shares we are able to repurchase from 5.9 million common shares to up to 11.8 million common shares.
We increased our regular quarterly dividend by 38% to US$0.11 per share per quarter, beginning with the dividend payable on June 30, 2005. Total dividend payments in 2005 were $48 million compared with $33 million in 2004.
We received proceeds of $11 million and issued 1.3 million common shares on exercise of stock options during 2005, compared with proceeds of $45 million on the issuance of 6.2 million shares in 2004.
Cash Flows from Investing Activities
Plant and equipment construction costs include expenditures on the following projects:

($ MILLIONS)	2005	2004

Chile IV (Chile)	54	80
Chile IV incentive tax credits	(30)	—
Atlas (Trinidad)	—	54

	24	134

During 2005, we completed the construction of Chile IV, an 840,000 tonne per year expansion of our Chilean facilities. The total capital expenditures to complete the construction of Chile IV were $277 million, including $28 million of capitalized interest. During 2005, we recorded $30 million of incentive tax credits related to the construction of Chile IV and this decreased the total capital expenditures related to Chile IV to $247 million. The tax credits were recorded as a reduction to property, plant and equipment and we expect to collect this amount in late 2006. The benefit of these tax credits will be recognized in earnings through lower depreciation in future periods.
METHANEX 2005      39

2005 Management’s Discussion & Analysis
The construction of the Atlas methanol facility was completed during 2004. Our proportionate share of capital expenditures and capitalized interest during 2004 was $54 million.
Turnarounds, catalyst and other capital expenditures for 2005 were $64 million compared with $23 million in 2004. The increase in 2005 primarily relates to the completion of major turnarounds at our Titan and Atlas facilities in Trinidad and two of our plants in Chile, as well as the expansion of our storage terminal in Korea.
Summary of Contractual Obligations and Commercial Commitments
A summary of the amount and estimated timing of cash flows related to our contractual obligations and commercial commitments as at December 31, 2005 is as follows:

($ MILLIONS)	2006	2007-2008	2009-2010	AFTER 2010	TOTAL

Long-term debt repayments	14	28	29	430	501
Long-term debt interest obligations	38	72	68	90	268
Repayment of other long-term liabilities	7	27	3	20	57
Capital lease obligations	9	18	18	17	62
Purchase obligations	175	365	369	2,894	3,803
Operating lease commitments	122	198	160	465	945

	365	708	647	3,916	5,636

The above table does not include costs for planned capital maintenance expenditures or any obligations with original maturities of less than one year.
Long-Term Debt Repayments and Interest Obligations
We have $200 million of unsecured notes that mature in 2012 and $150 million of unsecured notes that mature in 2015. The remaining debt repayments are for the expected scheduled principal repayments relating to our proportionate share of the Atlas limited recourse long-term debt facilities. Interest obligations related to variable interest rate long-term debt has been estimated using current interest rates in effect at December 31, 2005. For additional information, refer to note 6 to our 2005 consolidated financial statements.
Repayments of Other Long-Term Liabilities
Repayments of other long-term liabilities represent contractual payment dates or, if the timing is not known, we have estimated the timing of repayment based on management’s expectations.
Capital Lease Obligations
We have entered into a capital lease agreement for an oceangoing vessel. The above table includes the future minimum lease payments related to this capital lease. For additional information, refer to note 7 to our 2005 consolidated financial statements.
Purchase Obligations
We have commitments under take-or-pay contracts to purchase annual quantities of natural gas supplies and to pay for transportation capacity related to these supplies. We also have take-or-pay contracts to purchase oxygen and other feedstock requirements. Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are typical in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table represent only the take-or-pay quantity.
40     METHANEX 2005

Natural gas supply contracts for our low cost strategic assets in Chile and Trinidad are denominated in United States dollars and include base and variable price components to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table represent only the base price component.
In Chile, we purchase all of our natural gas through favourably priced long-term take-or-pay supply agreements. Approximately 62% of the natural gas for our Chilean facilities is purchased from suppliers in Argentina with the remainder supplied from gas reserves in Chile by Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company. Natural gas for the Chile I and IV plants is supplied under contracts terminating in 2025 and natural gas export permits, valid until 2025, are in place for the gas being supplied from Argentina for those plants. Natural gas for the Chile II and III plants is supplied under contracts terminating in 2017 and 2019 and gas export permits, valid until those dates, are in place for gas being supplied from Argentina for those plants. Agreements for ten-year extensions of these contracts, until 2027 and 2029 are in place. Natural gas export permits for the gas to be sourced from Argentina under these extensions have not yet been granted. Such permits are customarily only granted a few years before the contractual agreement becomes effective.
The variable price component of the natural gas agreements for our Chilean methanol facilities is determined with reference to 12-month trailing average published industry methanol prices, except for Chile I, where the variable component until mid-2009 is related to our average realized price for the current calendar year. Commencing in mid-2009, the variable price component for Chile I will be calculated with reference to 12-month trailing average published industry methanol prices. The base prices increase annually under the Chile IV contract and, commencing in mid-2009, for the Chile I contract.
In Trinidad, we also have take-or-pay supply contracts for natural gas, oxygen and other feedstock requirements. The variable component of our natural gas contracts in Trinidad is determined with reference to average published industry methanol prices each quarter and the base prices increase over time. The natural gas and oxygen supply contracts for Titan and Atlas expire in 2014 and 2024, respectively.
Operating Lease Commitments
The majority of these commitments relate to time charter vessel agreements with terms of up to 15 years. Time charter vessels meet most of our ocean shipping requirements, with the remainder of our requirements secured under a mix of contracts with terms of one to two years and through spot arrangements. We believe this structure provides an appropriate mix of shipping capacity, reflecting factors such as the location of our production facilities, the location and restrictions of the destination ports, and the risks associated with production, customer requirements and the general shipping market.
Financial Instruments
From time to time we enter into forward exchange contracts to limit our exposure to foreign exchange volatility and to contribute towards achieving cost structure and revenue targets. At December 31, 2005, the fair value of our forward exchange contracts approximate their carrying value of negative $3 million. Until settled, the fair value of the forward exchange contracts will fluctuate based on changes in foreign exchange rates. These contracts are not subject to rating triggers or margin calls and rank equally with all our unsecured indebtedness.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, at December 31, 2005 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.
METHANEX 2005     41

2005 Management’s Discussion & Analysis
Liquidity and Capitalization
We maintain conservative financial policies that reflect the cyclical nature of methanol pricing. We focus on maintaining our financial strength and flexibility through prudent financial management.

($ MILLIONS)	2005	2004

LIQUIDITY
Cash and cash equivalents	159	210
Undrawn credit facilities	250	250

	409	460
CAPITALIZATION
Unsecured notes	350	450
Limited recourse debt facilities, including current portion	151	159

Total debt	501	609
Shareholders’ equity	950	949

Total capitalization	1,451	1,558
Total debt to capitalization[1]	35%	39%
Net debt to capitalization[2]	26%	30%

1	Defined as total debt divided by total capitalization.

2	Defined as total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.
Our planned capital maintenance expenditures directed towards major maintenance, turnarounds and catalyst changes are estimated to be approximately $90 million for the period to the end of 2008.
During 2005, we issued $150 million of 6.00% notes due August 15, 2015. The net proceeds, together with cash on hand, were used to repay $250 million of 7.75% notes at maturity on August 15, 2005. As a result of these transactions, our long-term debt was reduced by $100 million.
Our cash balance at December 31, 2005 was $159 million and we have an undrawn $250 million credit facility that expires in 2010. We believe we have the financial capacity to complete our capital maintenance spending program, pursue new opportunities to enhance our strategic position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return cash to shareholders.
The credit ratings for our unsecured notes at December 31, 2005 were as follows:

Standard & Poor’s Rating Services	BBB- (negative)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
RISK FACTORS & RISK MANAGEMENT
We believe our strategy of creating value by maintaining and enhancing our leadership in the production, marketing and delivery of methanol to our customers provides us with strategic advantages. However, as with any business, we are subject to risks that require prudent risk management. We believe the following risks, in addition to those described under Critical Accounting Estimates on page 49, to be among the most important for understanding the issues that face our business and our approach to risk management.
42     METHANEX 2005

Commodity Price Cyclicality
The methanol business is a highly competitive commodity industry and prices are affected by supply and demand fundamentals. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. New methanol plants are expected to be built and this will increase overall production capacity. Additional methanol supply can also become available in the future by restarting idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase their production capacity. Historically, higher cost plants have been shut down or idled when methanol prices are low but there can be no assurance that this trend will occur in the future. Demand for methanol largely depends upon levels of industrial production and changes in general economic conditions.
Changes in environmental, health and safety requirements could also lead to a decrease in methanol demand. We understand that the United States Environmental Protection Agency (EPA) is preparing internal reports relating to the carcinogenicity of methanol and a report is expected to be released in late 2006. Currently, the EPA does not classify methanol with respect to carcinogenicity. We are unable to determine at this time whether the EPA or any other body will reclassify methanol. Any reclassification could reduce future methanol demand which could have an adverse effect on our results of operations and financial condition.
We are not able to predict future methanol supply and demand balances, market conditions or prices, all of which are affected by numerous factors beyond our control. As a result, we cannot provide assurance that demand for methanol will increase at all, or increase sufficiently to absorb additional production, or that the price of methanol will not decline. Since methanol is the only product we produce and market, a decline in the price of methanol would have an adverse effect on our results of operations and financial condition.
Demand for Methanol in the Production of MTBE
Methanol for the production of MTBE represents approximately 20% of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline. During the 1990s, environmental concerns and legislation in the United States led to the imposition of a federal oxygenate standard for gasoline that resulted in increased demand for MTBE for use in gasoline to reduce automobile tailpipe emissions.
More recently, however, concerns were raised in the United States regarding the use of MTBE in gasoline. Gasoline containing MTBE has leaked into groundwater in the United States principally from underground gasoline storage tanks, and has been discharged directly into drinking water reservoirs from recreational watercraft. MTBE is more easily detectable in water than many other gasoline components. The presence of MTBE in some water supplies led to public concern about MTBE’s potential to contaminate drinking water supplies. Several states including California, New York, New Jersey and Connecticut banned the use of MTBE as a gasoline component and this has reduced demand for methanol in the United States.
In 2005, the United States federal government passed the Energy Policy Act (EPACT), which contains provisions that we believe will further reduce demand for MTBE in the United States. While EPACT does not provide for a federal ban on the use of MTBE in gasoline, it does waive the federal oxygenate standard for gasoline effective May 2006 and does not provide MTBE producers and blenders with defective product liability protection.
METHANEX 2005     43

2005 Management’s Discussion & Analysis
About two million tonnes of methanol used in the production of MTBE was consumed in the United States in 2005, representing about 6% of estimated total global methanol demand. We expect that in 2006, United States demand for methanol for MTBE will decline by about 50%. However, the pace of decline in United States methanol demand for use in MTBE is uncertain and will be determined by various factors including the decision of United States-based MTBE producers and blenders to continue to make or use MTBE in gasoline following expiry of the federal oxygenate standard, MTBE’s relative blend value in gasoline and the ability of the United States gasoline pool to find sufficient quantities of alternative high-octane gasoline components to avoid the potential for gasoline shortages and price spikes. Some large United States refiners have already stated that they will stop producing and blending MTBE for gasoline in April 2006. Additionally, we understand that the United States EPA is preparing internal reports relating to the potential carcinogenicity of MTBE and a report is expected to be released in late 2006.
The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk reduction measures relating to storage and handling of MTBE-containing fuel were recommended. However, governmental efforts in some European Union countries to promote bio-fuels and alternative fuels through legislation and tax policy are putting competitive pressures on the use of MTBE in gasoline. Several European MTBE production facilities have commenced production of ethyl tertiary butyl ether (ETBE) to take advantage of these tax incentives to produce bio-fuels.
Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing use for its clean air benefits. We believe that there is potential for continuing growth in MTBE use outside the United States and Europe. Our belief is based on actions being taken around the world to reduce lead, benzene and other aromatics content in gasoline and to improve the emissions performance of vehicles generally. A number of Asian countries, including China, have adopted European specifications for gasoline formulations. This is expected to lead to increased consumption of MTBE in these markets.
We cannot provide assurance that legislation banning or restricting the use of MTBE or promoting alternatives to MTBE will not be passed or that negative public perceptions outside of the United States may not develop, either of which would lead to a further decrease in the global demand for methanol for use in MTBE.
Demand for Methanol in the Production of Formaldehyde
Approximately 39% of global methanol demand is used to produce formaldehyde. In early 2004, the United States National Cancer Institute (NCI) published the results of a study that concluded there is a “possible causal association” between formaldehyde exposure and nasopharyngeal cancer. The NCI is conducting an analysis of this study due to concerns relating to its methodology. This analysis is expected to be completed in the summer of 2006.
Based in part on the NCI study, the International Agency for Research in Cancer (IARC) upgraded formaldehyde from a “probable” to a “known” carcinogen in late 2004. IARC, while not a regulatory body, is influential in setting standards and protocols for various regulatory bodies around the world.
Also in 2004, the United States EPA began the process of preparing an internal study that could lead to a reclassification of formaldehyde in its Integrated Risk Information System (IRIS), the EPA’s database on human health effects that may result from exposure to various chemicals in the environment. IRIS is also influential as it is used by other countries for setting their national chemical exposure limits. It is expected that the EPA will await the findings from the updated NCI study before finalizing its review. Currently, the EPA classifies formaldehyde as “a probable human carcinogen.”
In 2005, the United States Department of Health and Human Services announced that formaldehyde has been nominated for reconsideration in the National Toxicology Program’s (NTP) 12th Report on Carcinogens. The NTP is an interagency program that evaluates agents of public health concern and currently lists formaldehyde as “reasonably anticipated to be a human carcinogen.”
44     METHANEX 2005

There are proposals in a number of other countries to reclassify formaldehyde and reduce permitted formaldehyde exposure levels. We are unable to determine at this time whether any of these countries or any other bodies will reclassify formaldehyde, or whether these or any other regulatory proposals will come into effect. Any reclassification could reduce future methanol demand for use in producing formaldehyde, which could have an adverse effect on our results of operations and financial condition.
Security of Natural Gas Supply and Price
Natural gas is the principal feedstock for methanol and accounts for a significant portion of our cost of sales and operating expenses. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If we are unable to obtain continued access to sufficient natural gas for any of our plants on commercially acceptable terms, or if we experience significant interruptions in the supply of contracted natural gas, we could be forced to reduce production or close plants which would have a material adverse effect on our results of operations and financial condition.
Chile
In 2004 and 2005 our production facilities in Chile were impacted by curtailments of natural gas supply from suppliers in Argentina as a result of the Argentinean government ordering natural gas suppliers to inject additional gas into the local grid during the winter period in the southern hemisphere. In 2005, we lost approximately 100,000 tonnes of methanol production as a result of these curtailments, and in 2004 we lost approximately 50,000 tonnes. We have not had any further production losses from these curtailments since August 2005.
Argentina is experiencing an energy crisis caused primarily by the price regulation of domestic natural gas and the significant devaluation of the Argentinean peso against the United States dollar that took place in 2002. As a result, natural gas became a relatively inexpensive energy source. This caused domestic demand for natural gas to increase significantly and discouraged new supply. To avoid energy shortages, the Argentinean government passed regulations that required Argentinean gas suppliers to give priority to supplying the domestic market. This resulted in curtailments of gas supply to Chile. In 2005, overall gas exports from Argentina to Chile were reduced by 9% from the amount exported in 2004 as a result of the Argentinean government ordering natural gas suppliers to inject additional gas into the local grid.
Our Chilean operations have been, and continue to be, somewhat isolated from this issue because of the location of our plants in the southernmost region of Chile and the limited pipeline transportation capacity to the population centers in northern Argentina. There is only one major pipeline that runs from the south to the north of Argentina. In the second half of 2005 the capacity of this pipeline was increased by approximately 13%. This expansion was completed in stages over the course of the Argentinean winter with final completion in August. The Argentinean government has proposed further pipeline expansion projects over the next two to three years. To date, we are not aware of any such projects receiving final approval. Some additional investment in infrastructure was made by our Argentinean gas suppliers in 2005 which increased the supply of natural gas in the southern region where we source our gas.
In 2006, we expect to experience further curtailments of natural gas at our Chilean facilities. Taking into account current expectations with respect to demand for natural gas, pipeline capacity and natural gas supply, we currently believe that production losses due to these curtailments in 2006 will be similar to those experienced in 2005. However, given that there are many variables beyond our control, including weather, that could affect this situation, production losses could be materially worse than our current expectation.
METHANEX 2005     45

2005 Management’s Discussion & Analysis
There is also renewed interest in natural gas exploration in the southern regions of Chile and Argentina. As an example, our Chilean natural gas supplier, ENAP, is undertaking gas exploration and development programs in areas of Chile that are relatively close to our production facilities. If these exploration and development programs are successful we believe that additional gas could be available from ENAP as early as 2007. In late 2005, we also entered into an understanding with ENAP which, among other things, provides that if such programs are successful, ENAP would guarantee the natural gas delivery obligations of its Argentinean subsidiary that is one of our gas suppliers. However, there can be no assurance that ENAP will be successful or that we would obtain any additional natural gas.
We are working with our natural gas suppliers and senior government officials in Chile and Argentina, and we continue to monitor this issue closely.
Trinidad
Natural gas for our Trinidad methanol production facilities is supplied under long-term contracts with The National Gas Company of Trinidad and Tobago Limited. The contracts for Titan and Atlas expire in 2014 and 2024, respectively. Although Titan and Atlas are located close to other natural gas reserves in Trinidad, which we believe we could access after the expiration of these natural gas supply contracts, we cannot provide assurance that we would be able to secure access to such natural gas under long-term contracts on commercially acceptable terms.
New Zealand
We have restructured our New Zealand operations over the past two years due to natural gas supply constraints in New Zealand. In November 2004, we permanently closed the 1.9 million tonne per year Motunui facility. The 530,000 tonne per year Waitara Valley plant has been positioned as a flexible production asset. We restarted this facility in early 2006 and have sufficient contracted natural gas to produce approximately 230,000 tonnes during 2006. We continue to seek other supplies of natural gas to supplement this production and to extend the life of our New Zealand operations; however, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.
Operational Risks
Substantially all of our earnings are derived from the sale of methanol produced at our plants. Our business is subject to the risks of operating methanol production facilities, such as unforeseen equipment breakdowns, interruptions in the supply of natural gas and other feedstock, power failures, loss of port facilities or any other event, including unanticipated events beyond our control, which could result in a prolonged shutdown of any of our plants or impede our ability to deliver methanol to our customers. A prolonged plant shutdown at any of our major facilities could materially affect our revenues and operating income. Additionally, disruptions in our distribution system could materially adversely affect our revenues and operating income. Although we maintain insurance, including business interruption insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.
Our trade in methanol is subject to import duties in certain jurisdictions. We cannot provide assurance that the duties that we are currently subject to will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of current or future duties, if levied.
46     METHANEX 2005

Foreign Operations
We currently have substantial operations outside of North America, including Chile, Trinidad, New Zealand, Europe and Asia. We are subject to risks inherent in foreign operations such as: loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection and other political risks; increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign-based companies.
In addition, because we derive substantially all of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.
The dominant currency in which we conduct business is the United States dollar which is also our reporting currency. The most significant components of our costs are natural gas for feedstock and ocean shipping and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs and capital expenditures, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar and the euro. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in euros and British pounds. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.
New Capital Projects
As part of our strategy to strengthen our position as a low cost global producer of methanol, we intend to continue to pursue new opportunities to enhance our strategic position in the methanol industry. For example, we are developing a new methanol project in Egypt, but, as noted below, have not yet made a final decision to proceed with this project.
Our ability to successfully identify, develop and complete new capital projects is subject to a number of risks, including finding and selecting favourable locations for new facilities where sufficient natural gas is available through long-term contracts with acceptable commercial terms, obtaining project or other financing on satisfactory terms, developing and not exceeding acceptable project cost estimates, constructing and completing the projects within the contemplated schedules and other risks commonly associated with the design, construction and start-up of large complex industrial projects. We cannot assure you that we will be able to identify and develop new methanol projects or, if we decide to proceed with a project, that the anticipated cost of construction will not be exceeded or that it will commence commercial production within the anticipated schedule, if at all.
We expect to make a final decision to proceed with our proposed project in Egypt in late 2006, and we could incur significant development costs for this project but ultimately determine not to proceed, which would result in a write-off of these costs.
METHANEX 2005     47

2005 Management’s Discussion & Analysis
Competition
The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions principally on the delivered price of methanol and reliability of supply. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. Our competitors also include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions.
Environmental Regulation
The countries in which we operate have laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with any of these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.
Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. These laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts that complied with applicable laws at the time such acts were performed. The operation of chemical manufacturing plants and the distribution of methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur material costs or liabilities.
OUTLOOK
Methanol is a global commodity and our earnings are primarily affected by fluctuations in the methanol price, which is directly impacted by the balance of methanol supply and demand. Demand growth for methanol is driven primarily by growth in industrial production and the strength of the global economy.
We estimate that demand for methanol in 2005 increased by approximately 3% over 2004 to a total of 35 million tonnes. The only world-scale methanol plant capacity additions in 2005 were our 840,000 tonne per year Chile IV facility and the 1.8 million tonne per year MHTL facility in Trinidad. A number of smaller-scale plants were also completed in China during 2005. The impact of this new supply was offset by supply rationalization during 2005, caused primarily by high global energy prices and demand growth. As a result of these factors, methanol industry fundamentals were positive throughout 2005 and methanol pricing was strong.
Over the two-year period to the end of 2007, the only increment of new industry capacity outside of China is expected to be the 1.7 million tonne per year NPC facility in Iran in late 2006 or early 2007. Over this period, we also expect expansions to existing capacity of approximately 0.8 million tonnes. We also expect additional plants to be constructed in China during 2006. Currently, the cost to produce and transport methanol from many plants in China to the coastal provinces, where a large proportion of methanol in China is consumed, is high. Demand for methanol in China continues to grow at very high levels and we believe that substantially all methanol production in China will be consumed within the Chinese market and that China will continue to require imports to satisfy demand.
Typical of most cyclical commodity chemicals, periods of high methanol prices encourage construction of new plants and expansion projects leading to the possibility of oversupply in the market. Several new projects have been announced beyond 2007. However, historically, not all announced capacity additions result in the completion of new plants. The construction of world-scale methanol facilities requires considerable capital over a long lead time as well as a geographic location with access to significant natural gas reserves with appropriate pricing and an ability to cost-effectively ship methanol to customers.
48     METHANEX 2005

Entering 2006, industry fundamentals continue to be very favourable and methanol prices have strengthened. The next increment of world-scale industry capacity is expected to be the NPC facility in Iran in late 2006 or early 2007. We believe that the impact of lower demand for methanol for MTBE in the United States in 2006 will be more than offset by increases in demand for methanol for MTBE elsewhere in the world and demand growth related to other derivatives. We also expect further supply rationalization to occur as a result of high global energy prices. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide the sound basis for Methanex continuing to be the leader in the methanol industry.
CRITICAL ACCOUNTING ESTIMATES
We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. See note 1 to our 2005 consolidated financial statements for our significant accounting policies.
Property, Plant and Equipment
Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2005, the net book value of our property, plant and equipment was $1,396 million. We estimate the useful lives of property, plant and equipment and this is used as the basis for recording depreciation and amortization. Recoverability of property, plant and equipment is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. An impairment charge is recognized in cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset. The impairment charge is equal to the amount by which the net book value of the asset exceeds its fair value. Fair value is based on quoted market values, if available, or alternatively using discounted expected future cash flows.
There are a number of uncertainties inherent in estimating future net cash flows to be generated by our production facilities. These include, among other things, assumptions regarding future supply and demand, methanol pricing, availability and pricing of natural gas supply, and production and distribution costs. Changes in these assumptions will impact our estimates of future net cash flows and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be materially and adversely affected by asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment.
Asset Retirement Obligations
We record asset retirement obligations at fair value when incurred for those sites where a reasonable estimate of the fair value can be determined. At December 31, 2005, we had accrued $20 million for asset retirement obligations. Inherent uncertainties exist because the restoration activities will take place in the future and there may be changes in governmental and environmental regulations and changes in removal technology and costs. It is difficult to estimate the true costs of these activities as our estimate of fair value is based on today’s regulations and technology. Because of uncertainties related to estimating the cost and timing of future site restoration activities, future costs could differ materially from the amounts estimated.
METHANEX 2005     49

2005 Management’s Discussion & Analysis
Income Taxes
Future income tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance on future tax assets, when appropriate, to reflect the uncertainty of realization of future tax benefits. In determining the appropriate valuation allowance, certain judgments are made relating to the level of expected future taxable income and to available tax planning strategies and their impact on the use of existing loss carryforwards and other income tax deductions. In making this analysis, we consider historical profitability and volatility to assess whether we believe it to be more likely than not that the existing loss carryforwards and other income tax deductions will be used to offset future taxable income otherwise calculated. Our management routinely reviews these judgments. At December 31, 2005, we had future income tax assets of $392 million that are substantially offset by a valuation allowance of $326 million.
The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, our results of operations and financial position could be materially impacted.
NEW CANADIAN ACCOUNTING STANDARDS ADOPTED IN 2005
There were no new Canadian accounting standards adopted during 2005 that had a material impact on our consolidated financial statements.
ANTICIPATED CHANGES TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income
The Canadian Institute of Chartered Accountants has issued three new accounting standards for financial instruments that will address when an entity should recognize a financial instrument on its balance sheet and how it should measure the financial instrument once recognized. A new standard on applying hedge accounting is optional and provides alternative treatments for entities that choose to designate qualifying transactions as hedges for accounting purposes. Comprehensive income is also introduced as a concept in Canadian accounting with a new requirement to present certain unrealized gains and losses outside net income. We will be required to adopt these new standards on January 1, 2007.
SUPPLEMENTAL NON — GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian GAAP, we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax), basic income before unusual items (after-tax) per share, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Our management believes these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP. Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered by management to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding.
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The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

($ MILLIONS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)	2005	2004

Net income	166	236
Add unusual items:
Kitimat closure costs	41	—
Future income tax adjustment related to retroactive change in tax legislation	17	—

Income before unusual items (after-tax)	224	236
Diluted weighted average number of common shares outstanding (millions of shares)	118	123
Diluted income before unusual items (after-tax) per share	1.89	1.92

Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. Our management believes this measure is useful in assessing performance and highlighting trends on an overall basis. Management also believes Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and cash flows related to interest expense, interest and other income, other cash payments related to operating activities, income taxes and unusual items, including the Kitimat closure costs.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

($ MILLIONS)	2005	2004

Cash flows from operating activities	363	333
Add (deduct):
Changes in non-cash working capital	(38)	39
Other cash payments	16	3
Stock-based compensation	(16)	(15)
Other non-cash items	(2)	2
Kitimat closure costs	41	—
Interest expense	41	31
Interest and other income	(10)	(7)
Income taxes — current	57	48

Adjusted EBITDA	452	434

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2005 Management’s Discussion & Analysis
QUARTERLY FINANCIAL DATA (UNAUDITED)

	THREE MONTHS ENDED
($ MILLIONS, EXCEPT PER SHARE AMOUNTS)	DEC. 31	SEP. 30	JUN. 30	MAR. 31

2005
Revenue	459.6	349.3	410.9	438.3
Net income (loss)	48.6	(21.8)	62.9	76.0
Basic net income (loss) per share	0.42	(0.19)	0.53	0.63
Diluted net income (loss) per share	0.42	(0.19)	0.53	0.63

2004
Revenue	485.4	428.8	412.3	393.0
Net income	66.1	71.2	52.4	46.8
Basic net income per share	0.55	0.59	0.43	0.39
Diluted net income per share	0.54	0.58	0.42	0.38

Our quarterly revenues are not materially impacted by seasonality. However, during the period May to August (the winter season in the southern hemisphere) in each of 2004 and 2005, our Chilean production facilities suffered production losses of 50,000 tonnes and 100,000 tonnes, respectively, as a result of curtailments of natural gas resulting from the Argentinean government ordering natural gas suppliers to inject additional gas into the local grid. There can be no assurance that natural gas supply to our facilities will not be impacted in the future. See Production Summary on page 33 for further details.
SELECTED ANNUAL INFORMATION

($ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2005	2004	2003

Revenue	1,658	1,719	1,420
Net income	166	236	1
Basic net income per share	1.41	1.95	0.01
Diluted net income per share	1.40	1.92	0.01
Cash dividends declared per share	0.41	0.28	0.47
Total assets	2,097	2,125	2,082
Total long-term financial liabilities	566	411	824

CONTROLS AND PROCEDURES
Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 31, 2005 and have determined that our disclosure controls and procedures are effective.
There have been no changes during the year ended December 31, 2005 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
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FORWARD — LOOKING STATEMENTS
Information contained in this document contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the estimates or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries (including the supply and demand balance for methanol), actions of competitors, worldwide economic conditions and other risks described in this Management’s Discussion and Analysis dated March 7, 2006.
Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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